EXHIBIT 99.A TO FORM 10-K
                                     OF
                          PETER KIEWIT SONS', INC.
                                     FOR
                      FISCAL YEAR ENDED DECEMBER 28, 1996













                    FINANCIAL STATEMENTS AND OTHER INFORMATION
                                        OF
                       KIEWIT CONSTRUCTION & MINING GROUP
                                        FOR
                        FISCAL YEAR ENDED DECEMBER 28, 1996





                               TABLE OF CONTENTS

                                                                        Page

Business Description ...................................................  1

Market for Common Equity and Related Stockholder Matters................

Selected Financial Data.................................................

Management's Discussion and Analysis of Financial Condition and Results of
Operations..............................................................

Index to Financial Statements and Financial Statement Schedules.........


                  KIEWIT CONSTRUCTION & MINING GROUP

     Kiewit Construction Group Inc. ("KCG") is primarily engaged in the construction business. KCG is a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). KCG is a Delaware corporation formed in 1985. PKS is a Delaware corporation formed in 1941.
Both have principal offices in Omaha, Nebraska. PKS has two principal classes of common stock, Class C Construction & Mining Group stock and Class D Diversified Group stock. The value of each class is linked to the separate operations of each Group, under terms of PKS' charter (see "Market for Common Equity and Related Stockholder Matters" below). All Class C shares and most Class D shares are owned by current employees of PKS; almost all of the remaining Class D shares are owned by former employees and family members.

     Additional financial information about the construction segment, including revenue, operating earnings, identifiable assets, capital expenditures and depreciation, depletion and amortization, as well as foreign operations information, is contained in Note 3 to Kiewit Construction & Mining Group's financial statements.

                     KIEWIT CONSTRUCTION GROUP

                     CONSTRUCTION OPERATIONS

     The construction business is conducted by operating subsidiaries of Kiewit Construction Group Inc. (collectively, "KCG"). KCG and its joint ventures perform construction services for a broad range of public and private customers primarily in the United States and Canada. New contract awards during 1996 were distributed among the following construction markets: transportation (including highways, bridges, airports, railroads, and mass transit) -- 45%, dams and reservoirs -- 17%, commercial buildings -- 16%, sewage and waste disposal -- 12%, power, heat, cooling - 4%, water supply -- 2%, and mining -- 2%.

     As a general contractor, KCG is responsible for the overall direction and management of construction projects and for completion of each contract in accordance with terms, plans, and specifications. KCG plans and schedules the projects, procures materials, hires workers as needed, and awards subcontracts. KCG generally requires performance and payment bonds or other assurances of operational capability and financial capacity from its subcontractors.

     Contract Types. KCG's public contracts generally provide for the payment of a fixed price for the work performed. Profit is realized on the difference between the contract price and the actual cost of construction, and the contractor bears the risk that it may not be able to perform all the work for the specified amount. Construction contracts generally provide for progress payments as work is completed, with a retainage to be paid when performance is substantially complete. Construction contracts frequently contain penalties or liquidated damages for late completion and infrequently provide bonuses for early completion. KCG's private contracts are of three types: fixed price, guaranteed maximum, and cost plus. Under a "guaranteed maximum" contract, the contractor and owner share in savings if costs are less than the maximum price. Under a "cost plus" contract, the contractor is reimbursed for its costs and also receives a flat fee or a fee based on a percentage of its costs.

     Government Contracts. Public contracts accounted for 79% of the combined prices of contracts awarded to KCG during 1996. Most of these contracts were awarded by government and quasi-government units under fixed price contracts after competitive bidding. Most public contracts are subject to termination at the election of the government. In the event of termination, the contractor is entitled to receive the contract price on completed work and payment of termination related costs.

     Backlog.   At the end of 1996, KCG had backlog (anticipated
revenue from uncompleted contracts) of $2.3 billion, an increase from $2.0 billion at the end of 1995. Of current backlog, $700 million is not expected to be completed during 1997. In 1996 KCG was low bidder on 284 jobs with total contract prices of $1.8 billion, an average price of $6.4 million per job. There were 15 new projects with contract prices over $25 million, accounting for 45% of the successful bid volume.

     Competition. A contractor's competitive position is based primarily on its prices for construction services and its reputation for quality, timeliness, experience, and financial strength. The construction industry is highly competitive and lacks firms with dominant market power. In 1996 Engineering News Record, a construction trade publication, ranked KCG as the 9th largest U.S. contractor in terms of 1995 revenue and 11th largest in terms of 1995 new contract awards. It ranked KCG 1st in the transportation market and 1st in the heavy construction category, in terms of 1995 revenue. The U.S. Department of Commerce reports that the total value of construction put in place in 1996 was $569 billion. KCG's U.S. revenues for the same period were $2.0 billion, or 0.4% of the total domestic market.

     Joint Ventures.   KCG enters into joint ventures to
efficiently allocate expertise and resources among the venturers and to spread risks associated with particular projects. In most joint ventures, if one venturer is financially unable to bear its share of expenses, the other venturers may be required to pay those costs. KCG prefers to act as the sponsor of its joint ventures. The sponsor generally provides the project manager, the majority of venturer-provided personnel, and accounting and other administrative support services. The joint venture generally reimburses the sponsor for such personnel and services on a negotiated basis. The sponsor is generally allocated a majority of the venture's profits and losses and usually has a controlling vote in joint venture decision making. In 1996 KCG derived 75% of its joint venture revenue from sponsored joint ventures and 25% from non-sponsored joint ventures. KCG's share of joint venture revenue accounted for 30% of its 1996 total revenue.

     Demand.   The volume and profitability of KCG's construction
work depends to a significant extent upon the general state of the economies of the United States and Canada, and the volume of work available to contractors. Fluctuating demand cycles are typical of the industry, and such cycles determine to a large extent the degree of competition for available projects. KCG's construction operations could be adversely affected by labor stoppages or shortages, adverse weather conditions, shortages of supplies, or governmental action. The volume of available government work is affected by budgetary and political considerations. A significant decrease in the amount of new government contracts, for whatever reasons, would have a material adverse effect on KCG.

     Locations.   KCG structures its construction operations around
19 principal operating offices located throughout the U.S. and Canada, with headquarters in Omaha, Nebraska. Through its decentralized system of management, KCG has been able to quickly respond to changes in the local markets. At the end of 1996, KCG had current projects in 32 states and 6 provinces. KCG also participates in the construction of geothermal power plants in the Philippines and Indonesia.

     Properties.   KCG has 19 district offices, of which 15 are in
owned facilities and 4 are leased. KCG owns or leases numerous shops, equipment yards, storage facilities, warehouses, and construction material quarries. Since construction projects are inherently temporary and location-specific, KCG owns approximately 800 portable offices, shops, and transport trailers. KCG has a large equipment fleet, including approximately 3,000 trucks, pickups, and automobiles, and 1,500 heavy construction vehicles, such as graders, scrapers, backhoes, and cranes.


                         MATERIALS OPERATIONS

     Several KCG subsidiaries, primarily in Arizona and Oregon, produce construction materials, including ready-mix concrete, asphalt, sand and gravel. KCG also has quarrying operations in New Mexico and Wyoming, which produce landscaping materials and railroad ballast.



                            OTHER MATTERS

     Under a 1992 mine management agreement, Kiewit Coal Properties Inc. ("KCP"), a subsidiary of Kiewit Diversified Group Inc., pays a KCG subsidiary an annual fee equal to 30% of KCP's adjusted operating income. The fee in 1996 was $37 million.



        MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Market Information.   There is no established public trading
market for PKS' common stock. However, PKS is generally required to repurchase shares at a formula price upon demand.

     Company Repurchase Duty. Under PKS' Certificate of Incorporation effective January 1992, PKS has three classes of common stock: Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock ("Class B"), Class C Construction & Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D"). There are no outstanding Class B shares; the last Class B shares were converted into Class D shares on January 1, 1997.
Class C shares can be issued only to KCG employees and can be resold only to PKS at a formula price based on the year-end book value of the Construction & Mining Group. PKS is generally required to repurchase Class C shares for cash upon stockholder demand. Class D shares have a formula price based on the year-end book value of the Diversified Group. PKS must generally repurchase Class D shares for cash upon stockholder demand at the formula price, unless the Class D shares become publicly traded.

     Formula values. The formula price of the Class C shares is based on the book value of Kiewit Construction Group Inc. and its subsidiaries, plus one-half of the book value, on a stand-alone basis, of the parent company, Peter Kiewit Sons', Inc. A significant element of the Class C formula price is the subtraction of the book value of property, plant and equipment used in construction activities ($106 million in 1996). The formula price of the Class D shares is based on the book value of Kiewit Diversified Group Inc. and its subsidiaries, plus one-half of the book value of the unconsolidated parent company.

     Conversion. Under PKS' Certificate of Incorporation, Class C shares are convertible into Class D shares at the end of each year. Between October 15 and December 15 of each year a Class C stockholder may elect to convert some or all of his or her shares. Conversion occurs on the following January 1. The conversion ratio is the relative formula prices of Class C and Class D shares determined as of the last Saturday in December, i.e. the last day in PKS' fiscal year. Class D shares may be converted into Class C shares only as part of an annual offering of Class C shares to employees. Instead of purchasing the offered shares for cash, an employee owning Class D shares may convert such shares into Class C shares at the applicable conversion ratio.

     Restrictions. Ownership of Class C shares is generally restricted to active KCG employees. Upon retirement, termination of employment, or death, Class C shares must be resold to PKS at the applicable formula price, but may be converted into Class D shares if the terminating event occurs during the annual conversion period. Class D shares are not subject to ownership or transfer restrictions.

     D Stock Listing. In October 1996, PKS' Board of Directors directed management to pursue a listing of Class D stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of Kiewit Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

     The Board's action does not ensure that a listing of Class D stock will occur in 1998, or at any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all of PKS' shareholders. In addition, PKS' ability to list Class D stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in effect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D stock with a public offering of newly-issued Class D shares in order to raise additional capital for Kiewit Diversified Group. Such an offering could delay or alter the listing plan.

     Dividends and Prices.   During 1995 and 1996 PKS declared or
paid the following dividends on its Class C common stock. The table also shows the stock price after each dividend payment or other valuation event.


                                  Dividend
Dividend          Dividend          Per                    Price        Stock
Declared           Paid            Share       Class       Adjusted     Price

Oct. 21, 1994    Jan. 5, 1995      $0.45         C      Dec. 31, 1994  $25.55
Apr. 28, 1994    May 1, 1995        0.45         C      May 1, 1995     25.10
Oct. 27, 1995    Jan. 5, 1996       0.60         C      Dec. 30, 1995   32.40
Apr. 26, 1996    May 1, 1996        0.60         C      May 1, 1996     31.80
Oct. 25, 1996    Jan. 4, 1997       0.70         C      Dec. 28, 1996   40.70


PKS' current dividend policy is to pay a regular dividend on Class C shares of about 15% to 20% of the prior year's ordinary earnings of the Construction & Mining Group, with any special dividends to be based on extraordinary earnings.

     Stockholders.   On March 15, 1997, PKS had the following
numbers of stockholders and outstanding shares for each class of its common stock:

            Class        Stockholders       Shares Outstanding

              B                  0                       0
              C              1,120               9,262,707
              D              1,846              24,483,786

KIEWIT CONSTRUCTION & MINING GROUP
SELECTED FINANCIAL DATA


The following selected financial data for each of the years in the period 1992 to 1996 have been derived from audited financial statements. The historical financial information for the Kiewit Construction & Mining and Kiewit Diversified Groups supplements the consolidated financial information of PKS and, taken together, includes all accounts which comprise the corresponding consolidated financial information of PKS.


(dollars in millions,                         Fiscal Year Ended
 except per share amounts)         1996      1995     1994     1993     1992

Results of Operations:

 Revenue                          $ 2,286   $ 2,330 $  2,175  $ 1,783  $ 1,675
 Net earnings                         108       104       77       80       82

Per Common Share:

 Net earnings                       10.13      7.78     4.92     4.63     4.48
 Dividends (1)                       1.30      1.05     0.90     0.70     0.70
 Stock price (2)                    40.70     32.40    25.55    22.35    18.70
 Book value                         51.02     42.90    31.39    27.43    23.31

Financial Position:

 Total assets                       1,036       977      963      889      862
 Current portion of
  long-term debt                        -         2        3        4        2
 Long-term debt, less
  current portion                      12         9        9       10       12
 Stockholders' equity (3)             562       467      505      480      437


(1) The 1996, 1995, 1994 and 1993 dividends include $.70, $.60, $.45 and $.40 for dividends declared in 1996, 1996, 1994 and 1993, respectively, but paid in January of the subsequent year.

(2) Pursuant to the Certificate of Incorporation, the stock price calculation is computed annually at the end of the fiscal year.

(3) Ownership of the Class C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class C Stock at the amount computed, when put to PKS by a stockholder, pursuant to the Certificate of Incorporation. The aggregate redemption value of the C Stock at December 28, 1996 was $456 million.











          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

The financial statements of the Construction & Mining Group (the "Group") include the financial position, results of operations and cash flows for the construction business of Peter Kiewit Sons', Inc. and certain PKS corporate assets and liabilities and related transactions. The Group's share of corporate assets and liabilities and related transactions includes amounts to reflect certain financial activities, corporate general and administrative costs and income taxes. See Notes 1 and 3 to the Group's financial statements.


                     Results of Operations - 1996 vs. 1995


Construction.   The Construction and Mining Group's operations can be
separated into two components; construction and materials. Revenue from construction decreased 2% to $2,286 million in 1996. This resulted from the completion of several major projects during the year, while many new contracts were still in the start-up phase. The Group's share of joint venture revenue remained at 30% of total revenues in 1996. Contract backlog at December 28, 1996 was 2.3 billion, of which 4% is attributable to foreign operations, principally Canada and the Philippines. Projects on the west coast account for 42% of the total backlog. Revenue from materials increased by less than 1% in 1996. Increased demand for aggregates in the Arizona market was offset by a decline in precious metal sales. The Group sold its gold and silver operation in Nevada to Kinross Gold Corporation ("Kinross") and essentially liquidated its metals inventory in 1995.

Opportunities in the construction and materials industry continue to expand along with the economy. Because of the increased opportunities, the Group is able to be selective in the construction projects it pursues. In 1996, gross margins for construction increased from 8% in 1995 to 10% in 1996. This resulted from the completion of several large projects and increased efficiencies in all aspects of the construction process. Gross margins for materials declined from 13% in 1995 to 10% in 1996. The lack of higher margin precious metals sales in 1996 combined with slightly lower construction materials margins produced the reduction in operating margin.

General and Administrative Expenses. General and administrative expenses increased 1% in 1996. Increases in compensation and travel expenses were partially offset by lower insurance, computer operations and other administrative expenses.

Investment Income. Investment income increased 24% in 1996 compared to 1995. The increase is primarily due to ME Holding's equity earnings increasing from $2 million in 1995 to $4 million in 1996 and $2 million from other equity investments. Partially offsetting this increase was a slight decline in interest income, due to a decrease in the average cash balance during the year.

Interest Expense. The increase in interest expense of $2 million in 1996 is primarily attributable to the short-term borrowings outstanding during the year.


Other, net. In 1995, the exchange of the Group's gold and silver operations in Nevada for 4,000,000 shares of common stock of Kinross led to a $21 million gain for the Group. The gain was the difference between the Group's book value in the gold and silver operations and the market value of the Kinross shares at the time of the exchange. Other income was also primarily comprised of mine management fees from the Diversified Group, of $37 million and $30 million in 1996 and 1995, and gains on the disposition of property, plant and equipment and other assets of $17 million and $12 million in 1996 and 1995.

Provision for Income Taxes. The effective income tax rate for 1996 differs from the statutory rate of 35% primarily because of adjustments to prior year tax provisions and state taxes. In 1995, the rate was higher than 35% due primarily to state income taxes.

                     Results of Operations - 1995 vs. 1994

Construction.   Revenue for the Construction Group increased $155 million, or
7%, to $2,330 million in 1995. Revenue for the construction and materials components increased 6% and 21%, respectively, in 1995. Construction's improvement was attributable to a 32% increase in joint venture revenue which comprised 30% of the total revenue in 1995 compared to 24% in 1994. The San Joaquin Toll Road Joint Venture ("San Joaquin") in southern California contributed $225 million and $111 to revenue in 1995 and 1994. Contract backlog at December 30, 1995 was $2 billion, of which 10% was attributable to foreign operations, principally Canada and the Philippines. Projects on the west coast account for 36% of the total backlog which includes San Joaquin backlog of $133 million. San Joaquin is scheduled for completion in 1997.
The inclusion of two additional months of materials revenue generated by APAC-Arizona ("APAC") companies, which were acquired on February 28, 1994, was the primary factor resulting in the increased materials revenue.

Gross margins for the Group increased 13% in 1995. The construction and materials components each produced similar results. Construction's increased revenue, primarily from joint ventures, increased operational efficiencies and substantial claim settlements all contributed to improved results. The materials segment benefited from the robust demand for construction materials in Arizona and also from the operational efficiencies generated by the merger of APAC with the Group's existing materials business in Arizona. Also contributing to the higher margins was the liquidation of the Group's precious metal inventory in 1995.

General and Administrative Expenses. General and administrative expenses decreased 4% in 1995. Declines in payroll, computer operations and depreciation expense were partially offset by higher insurance and professional service fees.

Investment Income. Slight improvements in interest income, earnings from equity investments and reduced losses on the sale of securities contributed to the increase in investment income.

Other, net. In 1995 the Group's gold and silver operations for Kinross common stock led to a $21 million gain for the Group. Other income was also primarily comprised of mine management fees from the Diversified Group, $30 million and $29 million in 1995 and 1994, and gains on the disposition of property, plant and equipment and other assets of $12 million and $13 million in 1995 and 1994.

Provision for Income Taxes. The effective income tax rate for 1995 differs from the statutory rate of 35% due primarily to state income taxes. In 1994, the rate approximates the federal statutory rate.


                   Financial Condition - December 28, 1996

The Group's working capital increased $126 million or 51% during 1996. The increase was primarily due to $163 million of cash provided by operations, the issuance of common stock totaling $27 million, proceeds from the sale of property, plant and equipment of $25 million, the sale of notes receivable of $13 million and the net proceeds from the sale of marketable securities of $3 million. Partially offsetting these sources were capital expenditures of $72 million, the repayment of $45 million of short-term borrowings, the exchange of Class C Stock for Class D Stock and repurchase of Class C Stock totaling $25 million, and dividend payments of $12 million.

The Group anticipates investing between $40 and $75 million annually in its construction business. The Group is also exploring opportunities to acquire additional businesses and is committed to purchase additional shares of the electrical contractor, ME Holding Inc. in 1997. Other long term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.

In October 1996, the PKS Board of Directors declared a dividend of $.70 per share on Class C Stock, payable on January 4, 1997 to shareholders of record on January 3, 1997. Also in January 1997, approximately 1.7 million shares of Class C Stock, with a redemption value of $71 million, were converted into Class D Stock.

 Also in October 1996, the PKS Board of Directors directed management to pursue a listing of Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

Class C shareholders are currently able to convert their shares into Class D Stock pursuant to PKS' Certificate of Incorporation. If such a listing occurs, Class C shareholders will continue to be able to convert their shares into Class D Stock.

In March 1997, a Group sponsored construction joint venture was awarded a $1.3 billion contract to reconstruct Interstate I-15 through the Salt Lake City region. The project is being undertaken in preparation for the 2002 Olympic Games. The Group's share of this project is $700 million.


                            KIEWIT CONSTRUCTION & MINING GROUP

                             Index to Financial Statements
                           and Financial Statement Schedule and
                             Management's Discussion and Analysis
                        of Financial Condition and Results of Operations




Report of Independent Accountants

Financial Statements as of December 28, 1996 and
  December 30, 1995 and for the three years ended
  December 28, 1996:

 Statements of Earnings
 Balance Sheets
 Statements of Cash Flows
 Statements of Changes in Stockholders' Equity
 Notes to Financial Statements

Financial Statement Schedule for the three years ended
  December 28, 1996:

 II - Valuation and Qualifying Accounts and Reserves

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements or in the notes thereto.

 REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Stockholders
Peter Kiewit Sons', Inc.

We have audited the financial statements and the financial statement schedule of Kiewit Construction & Mining Group, a business group of Peter Kiewit Sons', Inc. (as defined in Note 1 to these financial statements) as listed in the index on the preceding page of this exhibit to Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, when read in conjunction with the consolidated financial statements of Peter Kiewit Sons', Inc. and Subsidiaries, present fairly, in all material respects, the financial position of Kiewit Construction & Mining Group as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.




  COOPERS & LYBRAND L.L.P.


Omaha, Nebraska
March 14, 1997, except for Note 15, as
to which the date is March 26, 1997.



                       KIEWIT CONSTRUCTION & MINING GROUP

                           Statements of Earnings
                   For the three years ended December 28, 1996


(dollars in millions, except per share data)     1996      1995     1994

Revenue                                        $  2,286 $  2,330 $  2,175
Cost of Revenue                                  (2,064)  (2,127)  (1,995)
                                               --------  -------  -------
                                                    222      203      180

General and Administrative Expenses                (117)    (116)    (121)
                                               --------  -------  -------

Operating Earnings                                  105       87       59

Other Income (Expense):
 Investment Income                                   21       17       13
 Interest Expense                                    (4)      (2)      (2)
 Other, net                                          58       62       46
                                               --------  -------  -------
                                                     75       77       57
                                               --------  -------  -------

Earnings Before Income Taxes                        180      164      116

Provision for Income Taxes                          (72)     (60)     (39)
                                               --------  -------  -------

Net Earnings                                   $    108  $   104  $    77
                                               ========  =======  =======

Net Earnings Per Common and Common
 Equivalent Share                              $  10.13  $  7.78  $  4.92
                                               ========  =======  =======


See accompanying notes to financial statements.


                        KIEWIT CONSTRUCTION & MINING GROUP

                                Balance Sheets
                      December 28, 1996 and December 30, 1995


(dollars in millions)                               1996            1995

Assets

Current Assets:
 Cash and cash equivalents                         $   173         $   94
 Marketable securities                                  54             59
 Receivables, less allowance of $17 and $10            289            319
 Costs and earnings in excess of billings on
  uncompleted construction contracts                    80             78
 Investment in construction joint ventures              91             73
 Deferred income taxes                                  64             61
 Other                                                  13             13
                                                    ------          -----
Total Current Assets                                   764            697

Property, Plant and Equipment, at cost:
 Land                                                    15            16
 Buildings                                               37            38
 Equipment                                              542           528
                                                     ------         -----
                                                        594           582
 Less accumulated depreciation and amortization        (429)         (421)
                                                     ------         -----
Net Property, Plant and Equipment                       165           161

Other Assets                                            107           119
                                                     ------         -----
                                                     $1,036         $ 977
                                                     ======         =====

See accompanying notes to financial statements.


                      KIEWIT CONSTRUCTION & MINING GROUP

                               Balance Sheets
                     December 28, 1996 and December 30, 1995
                                (continued)


(dollars in millions)                                   1996         1995

Liabilities and Stockholders' Equity

Current Liabilities:
 Accounts payable, including retainage of $33 and $42  $   164      $  180
 Short-term borrowings                                       -          45
 Current portion of long-term debt                           -           2
 Accrued construction costs and billings in excess
  of revenue on uncompleted contracts                      112         111
 Accrued insurance costs                                    81          79
 Other                                                      33          32
                                                        ------       -----
Total Current Liabilities                                  390         449

Long-term Debt, less current portion                        12           9

Other Liabilities                                           72          52

Stockholders' Equity (Redeemable Common Stock,
  $456 million aggregate redemption value):
  11,006,641 shares outstanding in 1996 and 10,880,369
    shares outstanding in 1995
  Common equity                                            568         471
  Foreign currency adjustment                               (5)         (5)
  Unrealized holding (loss) gain                            (1)          1
                                                        ------       -----
Total Stockholders' Equity                                 562         467
                                                        ------       -----
                                                        $1,036       $ 977
                                                        ======       =====

See accompanying notes to financial statements.


                       KIEWIT CONSTRUCTION & MINING GROUP

                            Statements of Cash Flows
                    For the three years ended December 28, 1996


(dollars in millions)                            1996     1995      1994

Cash flows from operations:
 Net earnings                                   $   108   $  104    $   77
 Adjustments to reconcile net earnings to
  net cash provided by operations:
   Depreciation and amortization                     61       56        52
   Gain on sale of property, plant and
       equipment and other investments              (17)     (33)      (11)
   Equity earnings, net                              (8)      (3)       (2)
   Change in other noncurrent liabilities            18        6         5
   Deferred income taxes                             (6)       -        (3)
   Change in working capital items:
       Receivables                                   37        -       (25)
       Costs and earnings in excess of billings
        on uncompleted construction contracts        (1)      23       (26)
       Investment in construction joint ventures    (18)      (4)       12
       Other current assets                           2       (3)       (5)
       Accounts payable                             (18)       3        19
       Accrued construction costs and billings in
        excess of revenue on uncompleted contracts    1        5        19
       Other liabilities                             11        4        (3)
   Other                                             (7)      (6)      (17)
                                                 ------    -----     -----
Net cash provided by operations                     163      152        92

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities                             160       82       176
 Purchases of marketable securities                (157)     (42)     (151)
 Proceeds from sale of property, plant
   and equipment                                     25       15        26
 Capital expenditures                               (72)     (79)      (76)
 APAC-Arizona, Inc. acquisition                       -        -       (47)
 Sale of note receivable and other                   14       (2)       (1)
                                                 ------    -----     -----
Net cash used in investing activities            $  (30)   $ (26)    $ (73)

See accompanying notes to financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                        Statements of Cash Flows
                  For the three years ended December 28, 1996
                                (continued)

(dollars in millions)                             1996       1995      1994

Cash flows from financing activities:
 Long-term debt borrowings                       $    3     $    3   $   2
 Short-term debt borrowings, net                    (45)        45       -
 Payments on long-term debt, including
   current portion                                   (2)        (4)     (4)
 Issuances of common stock                           27         24      20
 Repurchases of common stock                         (5)        (3)    (11)
 Dividends paid                                     (12)       (13)    (13)
 Exchange of Class C Stock for Class D Stock, net   (20)      (155)    (42)
 Other                                                -          -       1
                                                  -----      -----    ----
 Net cash used in financing activities              (54)      (103)    (47)

Effect of exchange rates on cash                      -          1      (1)
                                                  -----      -----    ----
Net change in cash and cash equivalents              79         24     (29)

Cash and cash equivalents at beginning of year       94         70      99
                                                  -----      -----    ----
Cash and cash equivalents at end of year          $ 173      $  94    $ 70
                                                  =====      =====    ====

Supplemental disclosures of cash flow information:
 Taxes                                            $  78      $  69    $ 49
 Interest                                             2          2       2

Noncash investing activity:
 Disposition of gold operations in exchange for
  Kinross common stock, net                       $   -      $  21    $  -

See accompanying notes to financial statements.



                      KIEWIT CONSTRUCTION & MINING GROUP

                 Statements of Changes in Stockholders' Equity
                  For the three years ended December 28, 1996

(dollars in millions, except per share data)          1996      1995    1994

Common equity:
Balance at beginning of year                         $ 471    $  513   $  483
 Issuances of stock                                     27        24       20
 Repurchases of stock                                   (5)       (3)    (11)
 Exchange of Class C for Class D Stock, net            (20)     (155)    (42)
 Net earnings                                          108       104      77
 Dividends (per share: $1.30 in 1996,
  $1.05 in 1995 and $.90 in 1994)(a)                   (13)      (12)    (14)
                                                     -----    ------   -----
Balance at end of year                                 568       471     513

Other equity adjustments:

Balance at beginning of year                            (4)       (8)     (3)
 Foreign currency adjustment                             -         2      (4)
 Unrealized holding (loss) gain                         (2)        2      (1)
                                                    ------     -----   -----
Balance at end of year                                  (6)       (4)     (8)
                                                    ------     -----   -----
Total stockholders' equity                          $  562     $ 467   $ 505
                                                    ======     =====   =====

(a) Dividends include $.70, $.60, and $.45 for dividends declared in 1996, 1995 and 1994 but paid in January of the subsequent year.

See accompanying notes to financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                      Notes to Financial Statements

(1) Basis of Presentation

The Class C Stock and the Class D Stock are designed to provide stockholders with separate securities reflecting the performance of Peter Kiewit Sons', Inc.'s ("PKS") construction and materials businesses ("Construction & Mining Group") and its other businesses ("Diversified Group"), respectively. Dividends on the Class C Stock are limited to the legally available funds of PKS less the Class D formula value which is to be reduced by any dividends on Class D Stock declared during the current year. Subject to this limitation, the Board of Directors intends to declare and pay dividends on the Class C Stock based primarily on the Construction & Mining Group's separately reported financial condition and results of operations.

The financial statements of the Construction & Mining Group include the financial position, results of operations and cash flows for PKS' construction and materials businesses held by its wholly-owned subsidiary, Kiewit Construction Group Inc., and certain PKS corporate assets and liabilities and related transactions. These financial statements have been prepared using the historical amounts included in the PKS consolidated financial statements.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated financial statements and related notes should be read in conjunction with these financial statements.

(2) Summary of Significant Accounting Policies

Principles of Group Presentation

These financial statements include the accounts of the Construction & Mining Group ("the Group"). The Group's and Diversified Group's financial statements, taken together, comprise all the accounts included in the PKS consolidated financial statements. All significant intercompany accounts and transactions, except those directly between the Group and the Diversified Group, have been eliminated. Investments in construction joint ventures and other companies in which the Group exercises significant influence over operating and financial policies are accounted for by the equity method. The Group accounts for its share of the operations of the construction joint ventures on a pro rata basis in the statements of earnings.

The Group invests in the portfolios of the Kiewit Mutual Fund, ("KMF"), a registered investment company. KMF is not consolidated in the Group's financial statements.

Construction Contracts

The Group operates generally within the United States and Canada as a general contractor and engages in various types of construction projects for both public and private owners. Credit risk is minimal with public
(government)   owners   since  the   Group  ascertains  that  funds
have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the government. In the event of termination, the Group is entitled to receive the contract price on completed work and reimbursement of termination related costs. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Group high priority in the event of lien foreclosures following financial difficulties of private owners.

The construction industry is highly competitive and lacks firms with dominant market power. A substantial portion of the Group's business involves construction contracts obtained through competitive bidding.
The volume and profitability of the Group's construction work depends to a significant extent upon the general state of the economies in which it operates and the volume of work available to contractors. The Group's construction operations could be adversely affected by labor stoppages or shortages, adverse weather conditions, shortages of supplies, or other governmental action.

The Group recognizes revenue on long-term construction contracts and joint ventures on the percentage-of-completion method based upon engineering estimates of the work performed on individual contracts. Provisions for losses are recognized on uncompleted contracts when they become known. Claims for additional revenue are recognized in the period when allowed. It is at least reasonably possible that engineering estimates of the work performed on individual contracts will be revised in the near term.

Assets and liabilities arising from construction activities, the operating cycle of which extends over several years, are classified as current in the financial statements. A one-year time period is used as the basis for classification of all other current assets and liabilities.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed on accelerated and straight-line methods.

Foreign Currencies

The local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue and expenses are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as adjustments to stockholders' equity.


Earnings Per Share

Primary earnings per share of Class C Stock have been computed using the weighted average number of shares outstanding during each year. The number of shares used in computing primary earnings per share was 10,655,886 in 1996, 13,384,434 in 1995 and 15,697,724 in 1994. Fully
diluted earnings per share have not been presented because it is not significantly different from primary earnings per share.

Income Taxes

   Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Group's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Where appropriate, items within the financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

Fiscal Year

The Group's fiscal year ends on the last Saturday in December. There were 52 weeks in fiscal years 1996 and 1995 and 53 weeks in fiscal 1994.


(3) Corporate Activities

Financial Structure

PKS, in addition to specifically attributable items, has corporate assets, liabilities and related income and expense which are not separately identified with the ongoing operations of the Group or the Diversified Group. The items attributable to the Group and the Group's 50% portion of PKS are as follows:

(dollars in millions)                                  1996         1995

  Cash and cash equivalents                            $  8         $  4
  Marketable securities                                   5           10
  Property, plant and equipment, net                      5            5
  Other assets                                            1            2
                                                       ----         ----
   Total Assets                                        $ 19         $ 21
                                                       ====         ====

  Accounts payable                                     $  8         $  8
  Long-term debt including current portion               12           11
                                                       ----         ----
   Total Liabilities                                   $ 20         $ 19
                                                       ====         ====

                                               1996       1995     1994

  Net investment income                       $   -      $   -     $  6
  Other expense                                   -          -       (1)


Corporate General and Administrative Costs

A portion of PKS' corporate general and administrative costs has been allocated to the Group based upon certain measures of business activity, such as employment, investments and sales, which management believes to be reasonable. The allocations were $1 million in 1996 and 1995 and $21 million in 1994. Due to a realignment of the corporate overhead departments at the beginning of 1995, substantially all of the administrative functions and personnel previously allocated to the Group are now located at the Group.

Income Taxes

All domestic members of the PKS affiliated group are included in the consolidated U.S. income tax return filed by PKS as allowed by the Internal Revenue Code. Accordingly, the provision for income taxes and the related payments or refunds of tax are determined on a consolidated basis.

The financial statement provision and actual cash tax payments have been reflected in the Group's and the Diversified Group's financial statements in accordance with PKS' tax allocation policy for such groups. In general, such policy provides that the consolidated tax provision and related cash flows and balance sheet amounts are allocated between the Group and the Diversified Group, for group financial statement purposes, based principally upon the financial income, taxable income, credits, preferences and other amounts directly related to the respective groups. The provision for estimated United States income taxes for the Group does not differ materially from that which would have been determined on a separate return basis.

(4) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in the Kiewit Mutual Fund-Money Market Portfolio and highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

Marketable Securities and Non-current Investments

The Group has classified all marketable securities and marketable non-current investments not accounted for under the equity method as available-for-sale. The amortized cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses are reported as a separate component of stockholders' equity, net of tax.

The following summarizes the amortized cost, unrealized holding gains and losses, and estimated fair values of marketable securities and marketable non-current investments at December 28, 1996 and December 30, 1995.

                                                Unrealized Unrealized
                                     Amortized   Holding    Holding    Fair
(dollars in millions)                   Cost      Gains      Losses    Value

  1996
  Kiewit Mutual Fund:
   Short-term government              $    22     $    -     $     -   $  22
   Intermediate term bond                  10          -           -      10
   Tax exempt                               9          -           -       9
  U.S. debt securities                     13          -           -      13
                                      -------     ------     -------   -----
                                      $    54     $    -     $     -   $  54
                                      =======     ======     =======   =====

  Non-current investments:
   Equity securities                  $    30     $    -     $    (2)  $  28
                                      =======     ======     =======   =====

  1995
  Kiewit Mutual Fund:
   Short-term government              $    22     $    -     $     -   $  22
   Intermediate term bond                  13          1           -      14
   Tax exempt                               8          1           -       9
  U.S. debt securities                     13          -           -      13
  Municipal debt securities                 1          -           -       1
                                      -------     ------     -------   -----
                                      $    57     $    2     $     -   $  59
                                      =======     ======     =======   =====

  Non-current investments:
   Equity securities                  $    30     $    -     $     -   $  30
                                      =======     ======     =======   =====

For debt securities, amortized costs do not vary significantly from principal amounts. Realized gains and losses on sales of marketable securities were each less than $1 million in 1995 and 1996, and $1 million and $2 million in 1994.


The contractual maturities of the debt securities are as follows:

                                         Amortized Cost      Fair Value
  U.S. debt securities:
   less than 1 year                         $    2             $    2
   1-5 years                                    11                 11
                                            ------             ------
                                            $   13             $   13
                                            ======             ======


Maturities for the mutual fund and equity securities have not been presented as they do not have a single maturity date.

Long-term Debt

The fair value of debt was estimated using the incremental borrowing rates of the Group for debt of the same remaining maturities and approximates the carrying amount.

(5) Retainage on Construction Contracts

 Receivables at December 28, 1996 and December 30, 1995 include approximately $139 million and $111 million of retainage on uncompleted projects, the majority of which is expected to be collected within one year. Included in the retainage amounts are $53 million and $61 million of securities which are being held by the owners of various construction projects in lieu of retainage. These securities are carried at fair value which is determined based on quoted market prices for the securities on hand or for similar investments. Net unrealized holding gains and losses, if any, are reported as a separate component of stockholders' equity, net of tax.

(6) Investment in Construction Joint Ventures

The Group has entered into a number of construction joint venture arrangements. Under these arrangements, if one venturer is financially unable to bear its share of the costs, the other venturers will be required to pay those costs.

Summary joint venture financial information follows:

Financial Position (dollars in millions)                  1996        1995

Total Joint Ventures

   Current assets                                        $  435      $  655
   Other assets (principally construction equipment)         47          52
                                                         ------      ------
                                                            482         707

   Current liabilities                                     (347)       (584)
                                                         ------      ------
    Net assets                                           $  135      $  123
                                                         ======      ======

  Group's Share

   Equity in net assets                                  $   73      $   67
   Receivable from joint ventures                            18           6
                                                         ------      ------
    Investment in construction joint ventures            $   91      $   73
                                                         ======      ======


                        KIEWIT CONSTRUCTION & MINING GROUP

                           Notes to Financial Statements

(6) Investment in Construction Joint Ventures (cont.)

Operations (dollars in millions)                    1996     1995     1994

  Total Joint Ventures

   Revenue                                        $ 1,370   $ 1,211  $ 1,034
   Costs                                            1,201     1,108      937
                                                  -------   -------  -------
    Operating income                              $   169   $   103  $    97
                                                  =======   =======  =======

  Group's Share

   Revenue                                        $   689   $   691  $   523
   Costs                                              621       625      473
                                                  -------   -------  -------
    Operating income                              $    68   $    66  $    50
                                                  =======   =======  =======


(7) Other Assets

  Other assets consist of the following at December 28, 1996 and December 30, 1995:

(dollars in millions)                                      1996        1995

  ME Holding Inc.                                         $   33       $  29
  Equity securities of Kinross Gold Corporation (Note 4)      28          30
  Investment in partnership                                   15          12
  APAC goodwill                                               15          16
  Notes receivable                                             1          24
  Other                                                       15           8
                                                           -----       -----
                                                           $ 107       $ 119
                                                           =====       =====


Other assets include marketable equity securities classified as non-current, an equity method investment in a partnership which fabricates offshore oil platforms and the net goodwill recognized in the APAC acquisition. The investment in ME Holding Inc., accounted for on the equity method, totals $33 million, $2 million in excess of the Group's share of equity. The excess investment is being amortized over 15 years. The contracting business is not publicly traded and does not have a readily determinable market value. The Group is committed to acquire 80% ownership in 1997. The Group's share of ME Holding's income, net of goodwill amortization, was $4 million, $2 million and $1 million in 1996, 1995 and 1994.

(8) Long-Term Debt

At December 28, 1996 and December 30, 1995, long-term debt consisting of a portion of PKS' notes to former stockholders which have been allocated to the Group and the Diversified Group and convertible debentures as follows:

(dollars in millions)                                      1996        1995

9.6%-11.1% Notes to former stockholders, 1999-2001         $  2        $  3
6.25%-8.75% Convertible debentures, 2002-2006                10           8
                                                           ----        ----
                                                             12          11
  Less current portion                                        -          (2)
                                                           ----        ----
                                                           $ 12        $  9
                                                           ====        ====

The convertible debentures are convertible during October of the fifth year preceding their maturity date. Each annual series may be redeemed in its entirety prior to the due date except during the conversion period. Debentures were converted into 59,935 and 12,594 shares of Class C common stock in 1995 and 1994, respectively. As part of the exchange offer completed prior to the MFS Spin-off all holders of 1990 and 1991 debentures converted their debentures into Class C and Class D common stock. At December 28, 1996, 436,833 shares of Class C common stock are reserved for future conversions.

Scheduled maturities of long-term debt through 2001 are as follows (in
millions):   1997 - $-; 1998 - $-; 1999 - $1; 2000 - $1 and $- in 2001.

(9)  Income Taxes

An analysis of the (provision) benefit for income taxes relating to earnings for the three years ended December 28, 1996 follows:

(dollars in millions)                                1996    1995     1994

  Current:
   U.S. federal                                     $ (62)  $ (58)   $ (33)
   Foreign                                             (5)      4       (8)
   State                                              (11)     (6)      (1)
                                                    -----   -----    -----
                                                      (78)    (60)     (42)
  Deferred:
   U.S. federal                                         7       6        -
   Foreign                                             (3)     (7)       1
   State                                                2       1        2
                                                    -----   -----    -----
                                                        6       -        3
                                                    -----   -----    -----
                                                    $ (72)  $ (60)   $ (39)
                                                    =====   =====    =====

The United States and foreign components of earnings, for tax reporting purposes, before income taxes follows:

(dollars in millions)                             1996      1995       1994

  United States                                  $  155    $  159     $ 101
  Foreign                                            25         5        15
                                                 ------    ------     -----
                                                 $  180    $  164     $ 116
                                                 ======    ======     =====


A reconciliation of the actual (provision) benefit for income taxes and the tax computed by applying the U.S. federal rate (35%) to the earnings before income taxes for the three years ended December 28, 1996 follows:

(dollars in millions)                            1996       1995      1994

  Computed tax at statutory rate               $   (63)    $  (57)   $ (41)
  State income taxes                                (6)        (8)      (3)
  Prior year tax adjustments                        (4)         5        3
  Other                                              1          -        2
                                               -------     ------    -----
                                               $   (72)    $  (60)   $ (39)
                                               =======     ======    =====


Possible taxes, beyond those provided, on remittances of undistributed earnings of foreign subsidiaries, are not expected to be material.

The components of the net deferred tax assets for the years ended
December 28, 1996 and December 30, 1995 were as follows:

(dollars in millions)                                 1996          1995
  Deferred tax assets:
   Construction accounting                            $  15         $   3
   Investments in construction joint ventures            30            28
   Insurance claims                                      32            32
   Compensation - retirement benefits                     6             4
   Other                                                 10             7
                                                      -----         -----
  Total deferred tax assets                              93            74

  Deferred tax liabilities:
   Investments in securities                              7             8
   Other                                                 20             7
                                                      -----         -----
  Total deferred tax liabilities                         27            15
                                                      -----         -----
  Net deferred tax assets                             $  66         $  59
                                                      =====         =====

No valuation allowance has been recorded relating to the deferred tax assets because they are realizable under the tax sharing policy of PKS.

(10) Employee Benefit Plans

The Group makes contributions, based on collective bargaining agreements related to its construction operations, to several multi-employer union pension plans. These contributions are included in the cost of revenue. Under federal law, the Group may be liable for a portion of future plan deficiencies; however, there are no known deficiencies.

The Group also had a long-term incentive plan, stock appreciation rights, for certain employees. The plan concluded in 1994. The expense related to this plan was $1 million in 1994. Substantially all employees of the Group are covered under the Group's profit sharing plans. The expense related to these plans was $3 million in 1996 and 1995 and $1 million in 1994.

(11) Stockholders' Equity

Ownership of the Class C Stock is restricted to certain employees conditioned upon the execution of repurchase agreements which restrict the employees from transferring the stock. PKS is generally committed to purchase all Class C Stock at the amount computed pursuant to the Certificate of Incorporation. Issuances and repurchases of common shares, including conversions, for the three years ended December 28, 1996 were as follows:

                                                               Class C
                                                                Stock

  Shares issued in 1994                                        1,018,144
  Shares repurchased in 1994                                   2,427,186
  Shares issued in 1995                                        1,021,875
  Shares repurchased in 1995                                   6,228,934
  Shares issued in 1996                                          896,640
  Shares repurchased in 1996                                     770,368

(12) Industry and Geographic Data

The Group's operations are primarily conducted in one business segment; construction contracting. The following is derived from geographic information in the PKS consolidated financial statements as it relates to the Group.

Geographic Data (dollars in millions)                 1996     1995    1994

  Revenue:

   United States                                  $   2,000  $ 2,007  $ 1,915
   Canada                                               175      237      214
   Other                                                111       86       46
                                                  ---------  -------  -------
                                                  $   2,286  $ 2,330  $ 2,175
                                                  =========  =======  =======
  Operating earnings:

   United States                                  $      84  $    70  $    45
   Canada                                                 7        7       14
   Other                                                 14       10        -
                                                  ---------  -------  -------
                                                  $     105  $    87  $    59
                                                  =========  =======  =======

  Identifiable assets:

   United States                                  $     924  $   867  $   834
   Canada                                                90       90      102
   Other                                                 22       20       27
                                                  ---------  -------  -------
                                                  $   1,036  $   977  $   963
                                                  =========  =======  =======


(13) Related Party Transaction

The Group performs certain mine management services for the Diversified Group. The income from these services was $37 million in 1996, $30 million in 1995 and $29 million in 1994 and is recorded in other income in the statements of earnings.

 (14) Other Matters

In October 1996, the PKS Board of Directors directed management to pursue a listing of PKS Class D Stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D Stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D Stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D Stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D Stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

Class C shareholders are currently able to convert their shares into Class D Stock pursuant to PKS' Certificate of Incorporation. If such a listing occurs, Class C shareholders will continue to be able to convert their shares to Class D Stock.

In June 1995, the Group exchanged its interest in a wholly-owned subsidiary involved in gold mining activities for 4,000,000 common shares of Kinross Gold Corporation, a publicly traded corporation.
The Group recognized a $21 million pre-tax gain on the exchange based on the difference between the book value of the subsidiary and the fair market value of the Kinross stock on the date of the transaction.

In September 1995, the PKS Board of Directors approved a plan to make a tax-free distribution of its entire ownership interest in MFS
Communications Company, Inc., to the Class D stockholders (the
"Spin-off") effective September 30, 1995.

PKS completed an exchange offer prior to the Spin-off whereby 4,000,000 shares of Class C Stock were exchanged for 1,666,384 shares of Class D Stock on terms similar to those upon which Class C Stock can be converted into Class D Stock during the annual conversion period provided for in PKS' Certificate of Incorporation. The conversion ratio used in the exchange was calculated using final 1994 stock prices adjusted for 1995 dividends.

The Group is involved in various lawsuits and claims incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

The Group leases various buildings and equipment under both operating and capital leases. Minimum rental payments on buildings and equipment subject to noncancellable operating leases during the next 24 years aggregate $10 million.

It is customary in the Group's industry to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of the Group in accordance with specified terms and conditions. The Group has informal arrangements with a number of banks to provide such commitments. As of December 28, 1996, the Group had outstanding letters of credit of approximately $101 million.

(15)     Subsequent Event

In January 1997, approximately 1.7 million shares of Class C Stock, with a redemption value of $71 million, were converted into approximately
1.3 million shares of Class D Stock.

On March 26, 1997, a Group sponsored joint venture was awarded a $1.3 billion contract to reconstruct Interstate I-15 through the Salt Lake City region. The project is being undertaken in preparation for the 2002 Olympic Games. The Group's share of this project is approximately $700 million.

                                                            SCHEDULE  II

                    KIEWIT CONSTRUCTION & MINING GROUP

                  Valuation and Qualifying Accounts and Reserves

                                            Additions   Amounts
                                 Balance    Charged to  Charged        Balance
                                Beginning   Costs and     to            End of
(dollars in millions)           of Period    Expenses   Reserves  Other Period

Year ended December 28, 1996

Allowance for doubtful
   trade accounts               $     10     $    12     $   (5)   $   -  $  17

Reserves:
 Insurance claims                     79          22        (20)       -     81

Year ended December 30, 1995

Allowance for doubtful
   trade accounts               $      7     $     5     $   (2)   $   -   $ 10

Reserves:
 Insurance claims                     73          18        (14)       2     79

Year ended December 31, 1994

Allowance for doubtful
   trade accounts              $       5    $      4    $    (2)   $   -   $  7

Reserves:
 Insurance claims                     65          19        (11)       -     73